

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Michael Golomb
Chief Executive Officer
EdenLedger, Inc.
2055 Lombard Street, #470217
San Francisco, CA 94147

      Re: EdenLedger, Inc.
           Draft Offering Statement on Form 1-A
           Submitted November 2, 2020
           CIK No. 0001799034

Dear Mr. Golomb:

      We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted on November 2, 2020

General

1.   We note extensive information on and accessible via fanvestor.com and directcf.com/fanvestor which is not included in the draft offering circular. Please file all testing the waters materials as an exhibit to the draft offering statement and confirm that these communications will comply with the conditions in Rule 255(b).

2.   In this regard, the information in the materials available on your website should be consistent with the information in your draft offering circular. Specifically, in light of your characterization that you are "pre-revenue," please provide us the reasonable basis for the projection: "Revenue target of $100M by 2023, growing at a CAGR of at least

50% through the next 3 years."

<u>Cover page</u>

3.   We note references to selling shareholders here and in Plan of Distribution. Please quantify the amount offered by selling shareholders.

<u>The Company, page 2</u>

4.   We note your disclosure that FanVestor CF LLC, which will operate your funding portal, is in the registration process with the SEC and FINRA. Please revise your Offering Statement in order to provide as much detail as possible regarding your registration's status.

<u>We have an amount of debt that may be considered significant for a company of our size..., page 4</u>

5.   We note your disclosure that, you "believe that the PPP loan will be forgiven in its entirety based on the federally issued guidelines for use of proceeds and forgiveness, and have applied for forgiveness." Please revise this section to indicate the factual basis for this belief.

<u>Investors in this Offering may not be entitled to a jury trial..., page 10</u>

6.   We note your disclosure that, "investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement." Please revise this risk factor to include similar language you included in the prior risk factor that investors cannot waive compliance with the federal securities laws.

<u>The Company's Business, page 14</u>

7.   Please provide the basis of your belief "that FanVestor is the only platform of its kind in the global crowdfunding nation."

8.   Please disclose what entity presented you with the 2020 "Crowdfunding Innovation Award" and whether or not you or any of your affiliates would be considered a related party to such entity.

9.   Please describe the material terms and conditions of the partnership with iHeartMedia. Also, file the agreement as an exhibit to the draft offering statement or tell us why this is not required. Refer to Item 17(6) to Part III of Form 1-A.

<u>Other Activities, page 23</u>

10.   Please include a risk factor that explains the risks associated with your business if you are found to not be in compliance with state gaming and/or sweepstakes regulations.

Michael Golomb
EdenLedger, Inc.
November 25, 2020
Page 3

Management's Discussion and Analysis of Financial Condition and Result of Operations
Results of Operations, page 24

11.   Please revise to separately disclose each material cryptocurrency-denominated asset and
       its value as of each period end presented

12.   Please revise your disclosure of results of operations to discuss the gains and losses
       associated with your trading and investment in cryptocurrencies.

Securities Being Offered
Non-Voting Common Stock
Voting Rights, page 33

13.   Please disclose the matters on which holders of Non-Voting Common Stock are entitled to
       vote under Delaware law, the number of votes to which they would be entitled, the
       number of votes required for approval of these matters, and whether the two classes would
       vote separately or on a combined basis.

Plan of Distribution and Selling Security Holders, page 35

14.   Refer to the fifth paragraph. Please briefly explain the basis for your officers' reliance on
       Exchange Act 3a4-1 to the extent they offer securities. In addition, describe the plan of
       distribution for the shares offered by selling shareholders, including how you will
       determine when the selling shareholders' shares are sold relative to newly issued shares.

15.   You state that investor funds will be held in escrow pending closing. Please clarify under
       what circumstances, if any, escrowed funds may be returned to investors and, if so,
       explain the procedures and anticipated timing.

       You may contact Michael Volley at (202) 551-3437 or Ben Phippen at (202) 551-3697 if
you have questions regarding comments on the financial statements and related matters. Please
contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other
questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Finance

cc: Sara Hanks